ZBB Energy Corporation
N93 W14475 Whittaker Way
Menemonee Falls, Wisconsin 53051
Re: Consent to Appointment as Director
Gentlemen:
     Reference is hereby made to use of my name and work history in the Registration Statement of ZBB Energy Corporation (the “Company”), File No. 333-138243, as originally filed with the Securities and Exchange Commission on October 27, 2006 (the “Registration Statement”).
     I hereby consent to my appointment as a director of the Company, said appointment to become effective immediately upon the effective date of the Registration Statement and closing of the offering.
     Additionally, I hereby consent to the use of my name, and biographical information as set forth in the Registration Statement, and that such information is complete and accurate.
Thank you

/s/ William Mundell
William Mundell